Exhibit 2.5

FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT

THIS AMENDMENT (the “Amendment”) is being executed and delivered by and between NEOWARE SYSTEMS, INC., a Delaware corporation (“Neoware”) and TELEVIDEO, INC., a Delaware corporation (“TeleVideo”), and is dated as of June 14, 2005, in order to amend that certain Asset Purchase Agreement by and between Neoware and TeleVideo, dated January 10, 2005 (the “Purchase Agreement”), and by which Neoware and TeleVideo, in consideration of the mutual promises contained in the Purchase Agreement and in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, hereby agree as follows:

1.	Definition-Escrow Agreement. The definition of “Escrow Agreement” in Article I of the Purchase Agreement is hereby amended by deleting the definition in its entirety and inserting the following in lieu thereof:

“Escrow Agreement” shall mean the form of Escrow Agreement attached hereto as “Exhibit 1.”

2.	Purchase Price. Section 2.3 of the Purchase Agreement is hereby amended by deleting Section 2.3 in its entirety and inserting the following in lieu thereof:

“Purchaser will pay for the Assets a purchase price in the amount of Four Million Dollars ($4,000,000), subject to adjustment as provided in Sections 2.4(b) and 2.6 (the “Purchase Price”).”

3.	Payment of Purchase Price.

	(a)	Section 2.4(a) of the Purchase Agreement is hereby amended by deleting paragraph (i) in its entirety and inserting the following in lieu thereof:

“Purchaser shall pay to Seller an amount equal to Three Million Six Hundred Thousand Dollars ($3,600,000), subject to adjustment, as provided in Sections 2.4(b) and 2.6 (the “Closing Payment”); and”

	(b)	Section 2.4(a) of the Purchase Agreement is hereby amended by deleting “Five Hundred Thousand Dollars ($500,000)” and inserting in lieu thereof “Four Hundred Thousand Dollars ($400,000).”

	(c)	Section 2.4(b) of the Purchase Agreement is hereby amended by deleting Section 2.4(b) in its entirety and inserting the following in lieu thereof:

	“(b)	Earn-Out.

(i)	Purchaser shall pay to Seller additional cash consideration (the “Contingent Consideration”) equal to the sum of the following:

	(1)	$1,500,000, if revenues to Purchaser from the sale of Seller’s Products or Purchaser’s products by Purchaser to Seller’s Customers (as defined below) and revenues from sales of the Products to Purchaser’s customers (the “Earn-Out Revenues”) exceed $12,000,000 for the 12-month period commencing on the date of this Agreement (the “Earn-Out Period”); and

	(2)	$500,000, if the Earn-Out Revenues exceed $13,000,000 for the Earn-Out Period; and

	(3)	an amount equal to 0.20 multiplied by the excess of the Earn-Out Revenues over $14,000,000 for the Earn-Out Period.

(ii)	“Seller’s Customers” shall be those customers listed on Schedule 2.4(b). Calculation of the Earn-Out Revenues shall be subject to the following qualifications:

	(1)	Revenues from Seller’s Customers who are also customers of Purchaser (“Mutual Customers”) shall be excluded for purposes of calculating Earn-Out Revenues, provided however, that revenues from Mutual Customers shall be included for purposes of calculating Earn-Out Revenues for that portion of revenues that relates to the shipment of a Seller’s Product.

	(2)	Revenues from Seller’s end user customers whose names are set forth on the attached list who are not Mutual Customers shall be included whether Purchaser sells a Seller’s Product or transitions the Seller’s end user customer to a Purchaser’s product. In addition, any revenues related to MGM Grand (either directly as an end user or through a distributor/reseller) shall be included for purposes of calculating Earn-Out Revenues.

	(3)	No revenues shall be included to the extent that they are related to Purchaser’s products sold to Purchasers customers.

	(4)	Earn-Out Revenues shall include revenues from the sale of any Seller Product to any of Purchaser’s existing customers.

(iii)	The amount of Contingent Consideration payable to Seller under this Section 2.4(b) shall be subject to adjustment for credits related to product returns, price adjustments and non-payment of invoices.

(iv) Subject to adjustment under Section 2.4(b)(ii), Contingent Consideration, if any, payable under Section 2.4(b)(i) shall be payable to Seller within 45 days after the end of the Earn-Out Period. Seller shall have the right, at its sole expense, to audit Purchaser’s records related and limited to Purchaser’s performance under Section 2.4(b)(i) as is necessary to verify the amount of Contingent Consideration payable, upon at least three days prior notice, in a manner not disruptive of Purchaser’s business during Purchaser’s normal business hours.”

4.	Termination of the Purchase Agreement. Section 9.1(a)(ii) of the Purchase Agreement is hereby amended by deleting “April 30, 2005” and inserting in lieu thereof “July 31, 2005.”

5.	No other effect on the Agreement. Except as amended by this Amendment, the Purchase Agreement remains in full force and effect.

6.	Captions.

(a) Titles. Titles and captions of or in this Amendment are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Amendment or the intent of its provisions. A capitalized term in this Amendment has the same meaning as it had as a capitalized term in the Agreement, unless the context clearly indicates to the contrary.

(b) Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute but one and the same Amendment.

IN WITNESS WHEREOF, each of the parties hereto have executed this Amendment, or has caused this Amendment to be executed on its behalf by a representative duly authorized all as of the date first above set forth.

NEOWARE SYSTEMS, INC.

By:	/S/ Keith Schneck

Name:	Keith Schneck

Title:	Chief Financial Officer

TELEVIDEO, INC.

By:	/S/ K. Philip Hwang

Name:	K. Philp Hwang

Title:	Chief Executive Officer